SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 15, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated July 15, 2004, regarding Sony Ericsson’s second quarter report 2004.

Sony Ericsson reports continued growth in shipments, sales and profits

Date: Thursday, July 15 2004

Tokyo and Stockholm — Sony and Ericsson today announced the consolidated financial summary for the second quarter ended June 30, 2004 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson. Units shipped in the quarter reached 10.4 million, a 55% increase compared to the same period last year. Sales for the quarter were Euro 1,504 million, representing a year-on-year increase of 34%. Income before taxes were Euro 113 million and net income was Euro 89 million, which represent year-on-year improvements of Euro 215 million and Euro 177 million respectively.

Sony Ericsson’s Average Selling Price (ASP) decreased sequentially in line with expectation due to an increase in GSM phones in the overall product mix. The company maintained momentum from the previous quarter, and continued to grow while sustaining a consistent level of profitability. Sony Ericsson is revising its global market outlook for 2004 to approximately 600 million units from its previously stated level of over 550 million.

“Sony Ericsson is pleased to report a fourth consecutive quarter of profit. These results reflect continued strong demand for our style-oriented line-up of imaging and multi-media phones. The company has established a solid basis for sustained growth going forward. In addition to reporting successively improving profitability, we have maintained momentum in an increasingly competitive market environment. We are confident that as we continue to enhance our portfolio with exciting and innovative products, the Sony Ericsson brand will become ever stronger”, said Miles Flint, President of Sony Ericsson.

During the end of the second quarter a number of new products started shipping to network operators and retailers including Sony Ericsson’s first UMTS 3G phone, the Z1010, which has now been launched by over a dozen network operators. The K700, a high-end multi-media phone for GSM markets, and the ‘premini’, a very small and stylish PDC phone for NTT DoCoMo in Japan, have also started shipping during the quarter.

	Q2 2003	Q1 2004	Q2 2004
Numbers of units shipped (million)	6.7	8.8	10.4
Sales (EURO m.)	1125	1338	1504
Income before taxes (EURO m.)	-102	97	113
Net income (EURO m.)	-88	82	89

* Q2 2003 IBT includes restructuring charges of Euro 58m

** Q2 2004 IBT includes consolidation of BMC and Net Income includes deduction of minority interest in BMC

Note:

On June 30, Sony Ericsson announced it had increased its equity stake in a Chinese factory, Beijing Ericsson Putian Mobile Communications Co. Ltd. (BMC), to 51%, taking over majority ownership of the facility from Ericsson. BMC operations have been fully consolidated into Sony Ericsson in the second quarter which had a positive effect on the company’s results. The name of the factory has been changed to Beijing SE Putian Mobile Communications Co. Ltd. (BMC).

Sony Ericsson Mobile Communications AB serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

CONTACTS:

Ericsson Investor Relations:

Gary Pinkham, Vice President

+46 8 719 0000

investor.relations.se@ericsson.com

Glenn Sapadin, Manager

investor.relations@ericsson.com

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 15, 2004